Contact

www.linkedin.com/in/
shelbyrobbins1 (LinkedIn)

Top Skills

Public Speaking
Leadership
Customer Service

Certifications

Generating Transformative Change (GTC Program)
Motivational Interviewing
Massage And Bodywork Therapist
Integral Circling Facilitator
STAGES Essentials for Psychotherapy and Coaching

Shelby Robbins

Co-Founder/CEO @AntelopeRecovery
Boulder, Colorado, United States

Summary

As the founder of Antelope Recovery, I am working with a compassionate and fast growth team whose mission is redesigning teen mental health care to increase access and improve clinical outcomes. Our focus is to make behavioral health care healthier. We do this by making it easier for providers by offering comprehensive online treatment options, and making it affordable for clients to receive appropriate care in a timely fashion. My passion is to build an organization that has a positive and transformative effect on the field of teen behavioral health and ultimately the entire healthcare ecosystem.

Experience

Antelope Recovery

Chief Executive Officer
March 2022 - Present (1 year 1 month)
Boulder, Colorado, United States

Antelope Recovery is redesigning teen recovery to become more accessible and affordable for clients, through virtual outpatient programming.

Fire Mountain Residential Treatment Center

Direct Counseling Manager
March 2020 - October 2021 (1 year 8 months)
Estes Park, Colorado, United States

• Hired, trained, and led a resilient/adaptable team of 20 Direct Care Counselors to provide emergency mental health care for teens

• Scaled team Direct Care team as part of 2020 growth plan through hiring 5 new counselors, and advancing number of direct reports from 15 to 20

• Expanded EMR processes and introduced Notion as a project management software to improve hiring processes

• Partnered with outside trainers to support team in delivering higher quality care.

• Increased efficiency across departments through implementing monthly, targeted, cross department goals and streamlined reports

Shelby Robbins Coaching
Personal Coach
November 2015 - October 2021 (6 years)
Boulder, Colorado, United States

• Built full-time coaching practice through strategic planning and development, built the brand, marketing, system development, and sourcing clients to create a robust client portfolio

• Supported clients through utilization of active life planning, goal setting, strategy, working through life transitions, emotional crisis, communication strategy, and personal decision making

• Managed and developed WordPress website to increase traffic, sales, and life span of the average customer

• Developed efficiency to business operations and systems, which included CRM tracking/reporting, onboarding, accounting, marketing, and closure conversations

• Closed a successful business which reflected five years at 30 clients per week to pursue new and exciting endeavors in mental health and clinical program management

District of Squamish
Youth Program Coordinator
November 2012 - March 2014 (1 year 5 months)
Squamish, British Columbia, Canada

• Utilized expertise in outreach, cross-company coordination, connecting those with minimal education and resources, public speaking, grant writing, volunteer coordination, program development, and facilitation skills to manage non-profit youth programs for Squamish, and partnership with a local non-profit, The Hot Spot

• Developed and implemented afterschool programs for youth in Squamish in coordination with the local high school and non-profit, The Hot Spot

• Created a legal spray-paint wall in collaboration with local youth, non-profits, property owners, and local government

Colorado Department of Public Health and Environment
Youth Partner for Public Health
December 2009 - May 2012 (2 years 6 months)
Denver, Colorado, United States

• Provided feedback, recommendations, and input to local stakeholders and council members on policies that impact teens

• Presented a case so teens could access confidential healthcare at the 2012 Colorado state healthcare conference

• Increased ability to access diverse youth populations in the state through increasing outreach efforts, adjusting the interview process, and increasing accessibility.

Education

Naropa University
Bachelor's degree, Somatic and Cognitive Psychology · (2017 - 2019)

University of Denver
Master of Arts - MA, Clinical Psychology · (2022)

Quest University Canada
Bachelor's Degree, Clinical Psychology · (2012 - 2014)

Peak to Peak Charter School
High School · (2009 - 2012)